EXHIBIT 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2016	2015	2014	2013	2012
Earnings (loss) from continuing operations before taxes	$85,190	$145,975	$164,957	$109,429	$126,010
Less: Net earnings (loss) attributable to noncontrolling interests	—	—	1	4	6
Capitalized interest amortization	2,043	1,191	1,371	2,305	2,341
Fixed charges	78,932	93,024	90,242	80,779	81,034
Less: Capitalized interest	(3,581)	(810)	(563)	(1,004)	(1,339)
Total	$162,584	$239,380	$256,006	$191,505	$208,040
Fixed Charges:
Interest expense	$65,812	$78,570	$77,600	$69,443	$70,009
Portion of rental expense representative of interest factor	13,120	14,454	12,642	11,336	11,025
Total fixed charges	$78,932	$93,024	$90,242	$80,779	$81,034
Ratio of earnings to fixed charges	2.06	2.57	2.84	2.37	2.57